QUINTANA ENERGY SERVICES INC.

June 2, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Quintana Energy Services Inc.

Draft Registration Statement on Form S-1

Submitted April 26, 2017

CIK No. 0001704235

Ladies and Gentlemen:

Set forth below are the responses of Quintana Energy Services Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2017, with respect to Draft Registration Statement on Form S-1, CIK No. 0001704235, submitted to the Commission on April 26, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting the Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

RESPONSE:

We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of such written communications that we use in the future (if any).

2.

Please provide us with independent support for your assertions regarding your leading market position in the Mid-Continent region (page 8), your status as “one of the safest service providers in the industry” (page 10), and the like. Also, please provide copies of

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June 2, 2017

any industry analysis or reports that you cite. For example, we note your attribution of forecasts for increased HHP demand to Spears & Associates at page 83. Lastly, please tell us whether you directed the third parties you cite in the prospectus to prepare any report on your behalf in connection with this offering. If so, please file the consent that Securities Act 436 requires.

RESPONSE:

We acknowledge the Staff’s comment and have attached as Annex A an excerpt from IHS’s most recent “FracIQ” Report, published in May 2017, which provides independent support for our statement that we have a leading market position in the Mid-Continent region. Further, we have removed the comment on page 10 and elsewhere asserting our status as “one of the safest service providers in the industry.”

Additionally, we have attached as Annex B excerpts from all industry analysis or reports cited, including market research reports and data prepared by Spears & Associates. The data prepared by Baker Hughes Incorporated is publicly available for free and is widely utilized by industry participants. The data prepared by Spears & Associates is publicly available for a fee and widely utilized by industry participants. We respectfully advise that the Company did not fund, and is not otherwise affiliated with, any of the underlying studies or reports on which the industry disclosures in the Registration Statement are based. The Company respectfully submits that the third party providers of the Baker Hughes Incorporated and Spears & Associates studies are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, no consent of Baker Hughes Incorporated or Spears & Associates pursuant to Rule 436 is required.

Corporate Reorganization, page 12

3.	Please provide an organizational chart or other visual representation of your structure after giving effect to this offering and the reorganization transactions that you plan to complete prior to closing.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 13 of Submission No. 2 for additional disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

How We Generate Our Revenue, page 61

4.	We note that approximately 90% of your directional drilling revenue is from “follow-me rigs” and that you have increased the number of “follow-me rigs” from approximately 27 in the second quarter of 2016 to 52 as of March 31, 2017. Please revise your disclosure to more clearly explain the nature of a “follow-me rig” in the context of the services offered in your directional drilling services segment.

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June 2, 2017

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 62 of Submission No. 2 for additional disclosure.

Recent Trends and Outlook, page 64

5.	We note your disclosure on page 65 regarding improving outlook in both activity levels and margin performance, but we also note your statement on page 76 that demand for your services has been strong historically. Revise to provide expanded disclosure better describing the impact of known trends reasonably expected to have a material impact on your operating results. Your revised disclosure should enable an investor to better ascertain the extent to which you believe that past results are indicative of your future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 79 of Submission No. 2 for the revised disclosure. We removed the sentence about our strong historical demand and added additional disclosure to clarify our beliefs about our improvements over time since the beginning of the industry downturn in late 2014.

Results of Operations, page 66

6.	Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, in your discussion regarding directional drilling services, quantify the impact of changes in utilization and dayrates as part of your analysis of revenue. Your revised variance explanations should fully address the change between periods for each line item in your statement of operations. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D. of SEC Release 33-6835.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 66 through 72 of “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Submission No. 2 for additional disclosure.

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June 2, 2017

Liquidity and Capital Resources, page 69

Capital Requirements and Sources of Liquidity, page 72

7.	You state that the proceeds of this offering, operating cash flow, and available borrowings under your revolving credit facility will be sufficient to fund your operations for at least the next twelve months. Revise this disclosure to clarify your expectations for operating cash flows as a liquidity source considering that your cash flow from operating activities was a negative amount for the fiscal year ended December 31, 2016. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 72 of Submission No. 2 for additional disclosure.

Critical Accounting Policies and Estimates, page 73

8.	We note that you have identified various accounting policies or estimates that you consider to be critical to your financial statements. However, it does not appear that you have provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Revise your disclosure of critical accounting estimates to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Refer to Section V of SEC Release 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 76 to 77 of Submission No. 2 for revised disclosure.

Audit Committee, page 104

9.	Once the information is available, please update the interim disclosure in the Management section, including naming the initial member(s) of the audit committee. Similarly, it appears that you have omitted known information from the Executive Compensation section which begins on page 104, so please revise it to provide the available information.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 106 of Submission No. 2 for additional disclosure related to the audit committee and “Executive Compensation and Other Information” starting on page 109 of Submission No. 2 for updated executive compensation disclosure.

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

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June 2, 2017

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Principles of Consolidation, page F-10

10.	Revise your accounting policy to address income recognized from rental equipment and disclose revenue from rentals on the face of your statement of operations. Refer to FASB ASC 840 and Rule 5-03(b)(1) of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that rental revenues were 1.5% and 3.3% of our total revenues for the years ended December 31, 2016, and 2015, respectively, and 0.6% and 1.1% of our total revenues for the three months ended March 31, 2017 and 2016, respectively. We believe rental revenues for the periods presented are not material to the financial statements.

Note 3 – Acquisitions, page F-17

Acquisition of Archer Well Service Entities, page F-19

11.	You state that the Archer Well Service Entities were in distress and in need of a strong management team when acquired in exchange for a 42% interest in Quintana Energy Services LP. As a result, the value of the consideration transferred was lower than the fair value of the net assets acquired and a gain on bargain purchase was recognized. Describe the process through which you reassessed your accounting for this acquisition and explain how you determined that all of the assets acquired and liabilities assumed were correctly identified and that the consideration transferred was properly measured. Refer to FASB ASC 805-30-25-4 and 805-30-30-5.

RESPONSE:

On December 31, 2015, Quintana Energy Services LP (“QES LP”), our predecessor, and Archer Well Company Inc. (“AWC”), a subsidiary of Archer Limited (OSLO: ARCHER, “Archer”), closed the definitive agreement under which AWC contributed all outstanding shares of Archer Pressure Pumping LLC, Archer Leasing & Procurement LLC, Archer Directional Drilling Services LLC, Archer Wireline LLC and Great White Pressure Control LLC (collectively the “Archer Well Services Entities”) to QES LP in exchange for equity in QES LP (the “Archer Transaction”). Upon the closing of the Archer Transaction, Archer received common units of QES LP representing approximately 42% of the pro forma limited partner interest in QES LP.

In August of 2014, oil and natural gas prices began to slide downward and at the time of the Archer Transaction, had fallen approximately 50%. Over the same period, the U.S. operational land rig count declined from approximately 1,800 to approximately 550 operational rigs. Market deterioration caused both pricing and utilization for U.S. land-based drilling and completions services to decline dramatically. In addition, Archer had been struggling to operate

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profitably and generate returns since their acquisition of Great White Pressure Control LLC in 2011. In early 2015, Archer engaged an investment banking advisor to pursue the sale of the Archer Well Service Entities in exchange for equity in a potential acquirer. By exchanging the Archer Well Service Entities for equity in QES LP, Archer was able to continue participating in the industry.

Prior to consummating the Archer Transaction, we engaged a third-party asset appraisal firm to complete an appraisal of the assets of the Archer Well Service Entities. Such appraisal report provided comfort as to the market value of the assets of the Archer Well Service Entities at the time of the Archer Transaction. Additionally, in conjunction with our sponsor, we completed an evaluation of the fair market value of QES LP both as a combined enterprise and on a standalone basis as of December 31, 2015, utilizing discounted cash flow and market multipliers to arrive at a fair market value of the business of QES LP as of the closing of the Archer Transaction.

We recognize the extraordinary nature of a bargain purchase and, as a result, we spent a considerable amount of time and resources ensuring the accuracy of the accounting regarding the Archer Transaction. The market conditions of 2015 and the outlook for 2016, along with Archer’s poor historical performance and lack of other viable options as market conditions continued to deteriorate throughout negotiations, drove the bargain purchase. If we had evaluated the contribution based on the value of the assets contributed by AWC, the implied ownership for Archer would be approximately 70% of the combined entity rather than the 42% limited partner interest agreed upon, which was based on 2014 EBITDA.

In order to complete the purchase price allocation for the Archer Transaction, we retained a national public independent accounting firm to complete the purchase price allocation analysis. Such accounting firm analyzed the purchase price and the value of tangible and intangible assets at each of the Archer Well Service Entities. As part of the analysis, we and our advisors reviewed asset values along with discounted cash flow analyses for each of the Archer Well Service Entities and we and our advisors concluded that the Archer Transaction represented a bargain purchase.

12.	Revise to provide a more detailed description of the reasons why this acquisition resulted in a bargain purchase gain. For example, provide insight into your determination that this transaction was acceptable to the seller if the fair value of the consideration transferred was less than the fair value of the net assets you acquired, especially considering that the consideration was a 42% equity interest in Quintana Energy Services LP. Refer to FASB ASC 805-30-50-1f.

RESPONSE:

As discussed in our response to Comment No. 11 above, the relative value trade was predicated upon 2014 EBITDA rather than the relative asset value of the assets contributed by AWC as of the closing of the Archer Transaction. If the contribution analysis had been based on the relative asset value of the assets contributed by AWC, rather than EBITDA, Archer would have an implied ownership of approximately 70% of the combined entity rather than the 42%

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limited partner interest agreed upon. In addition, Archer held illiquid assets at the time of the Archer Transaction in an already depressed market. Archer had previously considered exiting the North American market in 2014 and engaged investment bankers in March 2015. The sales process continued for the remainder of 2015 in what was a progressively more challenging oil services market. The bargain gain is a function of the market environment preceding and at the time of the closing of the Archer Transaction.

The Archer Transaction was acceptable to Archer, as evidenced by the fact that Archer closed the Archer Transaction and accepted 42% of the equity in QES LP based on 2014 EBITDA. Additionally, as discussed above, we completed an evaluation of fair market value of QES LP as of December 31, 2015, utilizing discounted cash flow and market multipliers to arrive at a fair market value of the business of QES LP as of the closing of the Archer Transaction. From our perspective, Archer recognized the risk in accepting equity in QES LP in exchange for the assets of the Archer Well Service Entities, but agreed the risk was warranted given the need for a consolidation and a probable further capital raise in 2016. Ultimately, Archer believed that in the long term, the assets of the Archer Well Service Entities would generate greater profits if they were operated by a proven management team. Please see the additional disclosure added to Note 3 of our consolidated financial statements on page F-34 of Submission No. 2.

Note 15 – Segment Information, page F-29

13.	Revise to show revenues recognized for each of your products and services. For example, separately disclose revenue from coiled tubing, fluid pumping, nitrogen, rig-assist snubbing, and well control services offered within your pressure control services operating segment. Refer to FASB ASC 280-10-50-40.

RESPONSE:

We believe our current disclosure of revenue in four business segments meets the requirements of FASB ASC 280-10-50-40 because of the similarity of product and service lines (“PSLs”) included in each business segment. We have organized our internal management structure and financial reporting into four business segments: directional drilling services, pressure pumping services, pressure control services and wireline services. Each business segment:

•	includes multiple PSLs that are similar to each other based on their nature and use and their customers;

•	relies on similar or redundant crews, operating equipment and support services; and

•	is led by a single division president and his internal management team.

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Unlike many of our peer companies, instead of grouping our services by the life cycle of the well (i.e., drilling, completion, and production), we have gone a step further and delineated separate business segments based on similar groups of PSLs within the drilling and completion stages. We believe that our grouping of PSLs into four separate business segments gives enhanced disclosure to investors, providing more specificity and granularity with respect to our business segments than our peers. Additionally, the division of our financial reporting in to four business segments reflects our management’s approach in evaluating the business; typically, our decision-makers review aggregate data at the business-segment level to make operating and capital resource allocation decisions.

For example, the primary service line within the directional drilling services business segment are directional drilling services that enable our exploration and production industry (“E&P”) customers to drill horizontal wells that offer greater exposure to targeted reservoir horizons than vertical wells. Although the directional drilling services business segment contains multiple PSLs, including drilling, tool rental and inspection, each PSL enables our E&P customers to drill oil and gas wells. Like our other business segments, our directional drilling services business segment is headed by its own division president.

By contrast, the primary business line in our pressure pumping services business segment is the provision of hydraulic fracturing services to E&P customers. We also provide cementing and acid stimulation services. These services are designed to provide an integrated well stimulation solution to our E&P customers, are utilized across the same geographies and facilities, involve the same or similar operating crews and require similar pumps and equipment. Our pressure pumping services business segment is led by a division president and has an integrated workforce and support services.

Our pressure control services business segment is focused on the provision of well-servicing and workover applications. Our pressure control services business segment consists of coiled tubing, rig-assisted snubbing, nitrogen, fluid pumping and well control services, each of which are used to provide pressure control at the well or other well servicing applications, many times utilizing the same crew, and each of which can be provided as an integrated solution depending on the needs of the customer. Our pressure control services business segment is led by a division president and has an integrated workforce and support services.

Principally, our wireline services operate in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between hydraulic fracturing stages, as well as the deployment of perforation equipment in connection with “plug-and-perf” operations. Our wireline services also include full range of other pumpdown and cased-hole wireline services, including electro-mechanical pipe-cutting and punching. We provide cased-hole production logging services, injection profiling, stimulation performance evaluation and water break-through identification, as well as logging services. Each of these PSLs generally involve the use of the same equipment and crews. Our wireline services business segment is led by a division president and has an integrated workforce and support services.

For the foregoing reasons, we believe we have met the requirements of FASB ASC 280-10-50-40 by disclosing revenue in each of our four business segments, each of which are comprised of PSLs that are similar based on their purpose and use, their customers, and their required equipment and personnel. Additionally, we believe our disclosure of revenue in four business segments accurately reflects management’s approach to evaluating and managing the Company.

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Note 16 – Unit Based Compensation, page F-31

14.	We note that you have granted units awards in the form of phantom units for which no expense has been recognized. Tell us more about your assessment of the vesting component for these awards related to the consummation of transactions such as a change in control, a partnership public offering, or a reverse merger. In addition, tell us whether your proposed offering will result in the achievement of this vesting component. Refer to FASB ASC 718-10-25-20.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the phantom units have double trigger vesting and are not yet vested. The time vesting hurdle has been met but the second trigger (“event vesting”) requires a specified transaction, as more fully described below, which has not occurred as of December 31, 2016 (or March 31, 2017). Please also see page 111 of Submission No. 2 and Exhibit 10.8 of Submission No. 2 for additional disclosure.

In order to become fully vested, the phantom units granted on April 9, 2015 and June 1, 2015 (the “Original Phantom Units”) that are held by our named executive officers must become (i) time vested in accordance with a vesting schedule set forth in each named executive officer’s Original Phantom Unit agreement and (ii) event vested upon the consummation of a Specified Transaction (as defined in the applicable Original Phantom Unit agreements). Pursuant to an action taken by the board of directors of the general partner of QES LP in December 2015, all outstanding Original Phantom Units held by our named executive officers became time vested but will not become fully vested until such Original Phantom Units become event vested upon the consummation of a Specified Transaction.

Once our board of directors adopts the Quintana Energy Services LP Long-Term Incentive Plan (the “Prior Plan”) and the Original Phantom Unit agreements, this offering will constitute a Specified Transaction under the Original Phantom Unit agreements and, as a result, Original Phantom Units held by our named executive officers will become fully vested upon the consummation of this offering. In addition, in connection with this offering, the Original Phantom Units will be equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof).

In order to become fully vested, the phantom units granted on February 28, 2017 (the “New Phantom Units”) that are held by our named executive officers must become (i) time vested in four equal installments on the first four anniversaries of the applicable date of grant as set forth in each named executive officer’s New Phantom Unit agreement (or, if earlier, become 100% time vested upon the consummation of a Change in Control (as defined in the applicable New Phantom Unit agreements) and (ii) event vested upon the consummation of a Change in Control or a Specified Transaction (as defined in the applicable New Phantom Unit agreements).

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Once our board of directors adopts the Prior Plan and the New Phantom Unit agreements, this offering will constitute a Specified Transaction under the New Phantom Unit agreements and, as a result, New Phantom Units held by our named executive officers will become event vested upon the consummation of this offering. However, in order to become fully vested, the New Phantom Units must become time vested. Neither this offering nor our corporate reorganization will constitute a Change in Control under the New Phantom Unit agreement. Nonetheless, in connection with this offering, the New Phantom Units will be equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our board of directors, cash equal to the fair market value thereof) once such New Phantom Units become fully vested.

*    *     *    *    *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

QUINTANA ENERGY SERVICES INC.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director

Enclosures

cc:    Sarah K. Morgan (Vinson & Elkins L.L.P.)

ANNEX A

IHS FracIQ Report: Hydraulic Fracturing Capacity, by Region/Supplier

(published May 2017)

Anadarko Basin

Play	Pumper / Period	Capacity (HHP) 16Q4
Anadarko	Archer
Anadarko	BJ Services	120,000
Anadarko	Basic	60,000
Anadarko	C&J	72,000
Anadarko	Cimarron
Anadarko	Consolidated
Anadarko	Cudd	76,000
Anadarko	Eco-Stim
Anadarko	FTS	130,000
Anadarko	GoFrac
Anadarko	Gore Nitrogen	50,000
Anadarko	Green Field
Anadarko	Halliburton	100,000
Anadarko	Keane	135,000
Anadarko	Nabors
Anadarko	Perf Tech	120,000
Anadarko	Producers	69,750
Anadarko	ProFrac	45,000
Anadarko	Quasar	60,000
Anadarko	Quintana	368,000
Anadarko	Schlumberger	90,000
Anadarko	Stimulation Pumping	55,000
Anadarko	Stingray	0
Anadarko	Trican
Anadarko	Universal (PTEN)	0
Anadarko	Weatherford	0
Anadarko	Aggregate	1,550,750
Anadarko	Active	676,250
Anadarko	Warm-stacked	350,000
Anadarko	Cold-stacked	524,500

A-1

ANNEX B

QUINTANA ENERGY SERVICES IPO - DATA BACK UP

	2012	2013	2014	2015	2016
US Average Active Rigs	1,918	1,761	1,862	983	513
US New Wells Drilled	46,283	45,689	46,186	29,042	15,256
US Wells / Rig	24	26	25	30	30

SOURCE: SPEARS & ASSOCIATES, MARCH 2017

B-1

B-2

Average Active Rigs by Region

Region/Type	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
US
US
Total
Haynesville	138	57	40	43	30	17	40	44	44	44	46
Barnett	72	47	34	26	9	4	4	5	5	5	6
Fayetteville	31	19	11	9	6	0	1	1	1	1	1
Marcellus	129	107	85	82	59	30	50	55	55	55	56
Utica	12	21	34	43	26	14	26	29	29	29	30
Appalachia	12	7	7	7	4	3	2	2	2	2	3
Eagle Ford	185	239	230	213	113	41	74	81	80	81	84
Ardmore Woodford	27	20	16	13	11	5	9	10	10	10	10
Cana Woodford	54	43	32	34	37	33	59	64	63	64	65
Granite Wash	92	82	67	62	21	9	13	15	14	15	15
Mississippian	34	71	79	76	28	5	4	5	5	5	5
Other Louisiana	72	94	89	90	62	35	34	38	38	39	48
Williston	178	207	184	185	86	31	46	50	49	50	51
Permian	435	499	466	539	279	183	360	394	393	397	426
Other Texas	127	116	114	133	57	24	43	47	48	49	56
Uintah	28	37	29	25	7	3	7	8	8	8	9
Piceance	34	23	19	14	9	3	6	6	6	6	8
Other Wyoming	46	45	47	50	25	11	20	22	22	22	25
DJ/Niobrara	41	43	46	58	32	17	28	30	30	30	31
Farmington	9	6	5	5	3	1	1	2	2	2	2
Other Mid Continent	60	62	58	81	44	24	42	46	46	46	48
Southeast	17	18	18	20	8	4	5	6	6	6	8
West Coast	53	52	48	52	24	14	15	17	17	17	19
Other Rockies	5	4	6	4	3	1	1	1	1	1	1
Total	1,893	1,918	1,761	1,862	983	513	891	975	972	984	1,053
Canada Total
Alberta	277	253	244	262	126	85	157	165	169	169	178
British Columbia	47	35	44	48	33	16	24	25	26	26	27
Manitoba	10	11	9	9	3	2	6	7	7	7	7
Saskatchewan	71	62	53	59	29	23	36	38	39	39	41
Total	405	362	351	378	192	127	224	235	241	241	253
Avg. Wells/Rig	23	24	26	25	29	30	28	28	28	28	27

SOURCE: SPEARS & ASSOCIATES, MAY 2017

B-3